UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                          (EDGAR Filing Version)*

                 Under the Securities Exchange Act of 1934

                             CATALYTICA, INC.
                             (Name of Issuer)

                               COMMON STOCK
                              $.001 PAR VALUE
                      (Title of Class of Securities)

                                148885-106
                              (CUSIP Number)

                         MITSUBISHI OIL CO., LTD.
                    (Name of Persons Filing Statement)

Masafumi Kishi                           Richard A. Drucker
Mitsubishi Oil Co., Ltd.                 Davis Polk & Wardwell
2-4, Toranomon 1-chome                   Tokio Kaijo Building -
Minato-ku, Tokyo 105                     Shinkan (10F)
Japan                                    1-2-1 Marunouchi
Tel. No.:(81)(3)3595-7663                Chiyoda-ku, Tokyo 100
                                         Japan
                                         Tel. No.:(81)(3)3201-8421

                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                             February 16, 1993
                  (Date of Event which Requires Filing of
                              this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
[  ].

      Check the following box if a fee is being paid with this statement: [X].

----------
* Explanatory Note: The EDGAR version of this Schedule 13D (the original version of which was filed on February 26, 1993) is being filed pursuant to Rule 101(a)(2)(ii) of Regulation S-T. An amendment to this schedule 13D is being filed simultaneously herewith.



                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No. 148885-106        |             | Page   2    of ______ Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON...........................................|
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                                                                    |
|    | Mitsubishi Oil Co., Ltd.                                           |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |x| |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    | WC                                                                 |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    | Japan                                                              |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    | 1,536,099 shares of Common Stock              |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    | None                                          |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    | 1,536,099 shares of Common Stock              |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    | None                                          |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 1,536,099 shares of Common Stock                                   |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    | 10.5% of Common Stock                                              |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    | CO                                                                 |
|____|____________________________________________________________________|
         * SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.  Security and Company.

               The class of equity securities to which this statement relates is the Common Stock, $.001 par value per share (the "Shares"), of Catalytica, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 430 Ferguson Drive, Building 3, Mountain View, California 90043.

Item 2.  Identity and Background.

               The name of the person filing this statement is Mitsubishi Oil Company, Ltd., a Japanese corporation ("Buyer").

               The address of the principal business and the principal office of Buyer is 2-4, Toranomon 1-chome, Minato-ku, Tokyo 105, Japan. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Buyer is set forth on Schedule A.

               Buyer's principal business is the importation, refinement and distribution of oil, petroleum and petrochemical products.

               During the last five years, neither Buyer, nor any other person controlling Buyer nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

               Buyer purchased 780,397 shares of the Company's Series F Preferred Stock (the "Preferred Stock"), which immediately converted into 1,536,099 Shares in connection with Company's initial public offering. The purchase price for the Preferred Stock was $10,000,007.15. Such price was funded through internally generated funds.

Item 4.  Purpose of Transaction.

               On December 10, 1992, Buyer and the Company entered into a stock purchase agreement (the "Stock Purchase Agreement"), a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference. On February 16, 1993, the transactions contemplated by the Stock Purchase Agreement, including the purchase by Buyer of the Preferred Stock, and the immediate conversion of the Preferred Stock into the Shares, were consummated.

               Buyer has acquired the Shares for investment. Buyer intends to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, and subject to the terms of the Stock Purchase Agreement and general economic and industry conditions existing from time to time, Buyer may consider various alternative courses of action. Such actions may include the acquisition of additional Shares through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise. Except as set forth below, Buyer has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

               Buyer has certain rights under the Stock Purchase Agreement. The provisions of the Stock Purchase Agreement summarized below are qualified in their entirety by reference to the Stock Purchase Agreement.

               Board Representation. Pursuant to the Stock Purchase Agreement, a representative of Buyer will be appointed to the Company's Board of Directors at the first meeting after February 16, 1993. Prior to such appointment, the Company must amend its bylaws to increase the number of its Directors.

               Buyer Right of First Refusal. Pursuant to the Stock Purchase Agreement, until December 10, 1999, Buyer has a right of first refusal, subject to certain exceptions, to purchase additional shares of capital stock or securities convertible into capital stock to maintain its percentage equity ownership in the Company.

Item 5.  Interest in Securities of the Company.

               (a) Buyer has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 1,536,099 Shares, representing approximately 10.5% of the outstanding Shares of the Company.

               Except as set forth in this Item 5(a), neither Buyer, nor any other person controlling Buyer, nor, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any Shares.

               (b) Buyer has sole power to vote and to dispose of 1,536,099 Shares.

               (c)  No transactions in the Shares, other than as set forth in
Item 5(a), have been effected since the date 60 days prior to the date hereof, by Buyer, any controlling person of Buyer or, to the best of its knowledge, any of the persons named in Schedule A.

               (d)  Inapplicable.

               (e)  Inapplicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Company.

               In addition to the Stock Purchase Agreement, Buyer and the Company have entered into a Technical Cooperation Agreement dated as of December 10, 1992 (the "Technical Cooperation Agreement"). Buyer, the Company and certain other shareholders of the Company have also entered into a Registration Rights Agreement dated as of January 7, 1993 (the "Registration Rights Agreement"). Copies of the form of the Registration Rights
Agreement and the Technical Cooperation Agreement are attached hereto as Exhibits C and F, respectively, of Exhibit 1 hereto and incorporated herein by reference.

               The Stock Purchase Agreement, the Registration Rights Agreement and the Technical Cooperation Agreement contain provisions relating to the transfer and voting of the Shares. These provisions are summarized below, but are qualified in their entirety by reference to the Stock Purchase Agreement, the Registration Rights Agreement and the Technical Cooperation Agreement.

               Voting Agreement. Pursuant to the Stock Purchase Agreement, Buyer agrees to be present in person or by proxy at all meetings of the shareholders of the Company and to vote its shares in favor of management's nominees to the Board of Directors, provided that Buyer is not restricted from selecting and exercising its right to elect to the Company's Board of Directors such number of directors (including its designee) as Buyer would be able to elect under cumulative voting.

               Company's Right of First Refusal. Subject to certain exceptions, so long as Buyer owns over 5% of the outstanding shares of the Company's stock, the Company has the right of first refusal, subject to certain exceptions, to purchase shares of stock which Buyer elects to sell or otherwise transfer, if following such sale or transfer, the transferee would own over 5% of the Company's stock.

               Buyer's Right of First Refusal. In addition, until December 10, 1999, Buyer has a right of first refusal, subject to certain exceptions, to purchase additional shares of capital stock or securities convertible into capital stock to maintain its percentage ownership in the Company.

               Buyer's Limitation on Ownership. Buyer has also agreed that until December 10, 1999, it will not acquire over 20% of the aggregate outstanding stock of the Company without the written consent of the Company.

               Market Stand-Off. Buyer has further agreed that it will not sell or otherwise dispose of (other than to an affiliate of Buyer who agrees to be similarly bound) any Shares until August 7, 1993.

               Board Representation. Pursuant to the Stock Purchase Agreement, until the earlier of (i) December 10, 1999 or (ii) such time as Buyer ceases to own 80% of the Shares or the Technical Cooperation Agreement is no longer in effect, the Company is required to include one nominee chosen by Buyer in its slate of nominees recommended by the Board of Directors for election as directors of the Company and to use its best efforts to cause the Company's directors and management to vote shares as to which any of them hold proxies or are otherwise entitled to vote in favor of the election of Buyer's designee.

               Registration Rights. Subject to the terms of the Stock Purchase Agreement, Buyer is entitled to certain rights with respect to the registration of its Shares under the Securities Act of 1933, as amended, for the purposes of making secondary sales of the Shares. Pursuant to the terms of the Registration Rights Agreement, holders of at least 50% of the registrable shares of the Company (including Buyer's Shares) may request, subject to certain limitations, that the Company use its best efforts to register the securities for public resale. The holders may request such registration on not more that five occasions and the Company may, upon giving public notice to the holders, defer such registration for up to six months after the effective date of any public offering, In addition, under the terms of the Registration Rights Agreement, if the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of other security holders exercising registration rights, the holders are entitled to notice of such registration and are entitled to include shares of common stock therein; provided, among other conditions, that the underwriters of any offering have the right to limit the number of shares included in such registration. In addition, the stockholders holding these rights, including Buyer, may require the Company to file registration statements on Form S-3 under the Securities Act with respect to such shares so long as the anticipated aggregate price to the public of any such registration statement would exceed $500,000. The Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations, including, but not limited to, applicable securities laws.

               Technical Cooperation Agreement. Concurrently with the Stock Purchase Agreement, the Company entered into the Technical Cooperation Agreement with Buyer, pursuant to which the Company will provide certain advice with regard to research activities and projects of Buyer and has agreed to have up to two individuals from Buyer serve at the Company in various research capacities. The parties will meet regularly to review research strategies and directions and to investigate potential future collaborative research and development projects. The Technical Cooperation Agreement has a term of 10 years; however, the Company may terminate it sooner if Buyer ceases to own at least 80% of the Shares.

               Except for the Stock Purchase Agreement, the Registration Rights Agreement and the Technical Cooperation Agreement described above, to the best knowledge of Buyer, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1: Stock Purchase Agreement dated as of December 10, 1992 between the Company and Buyer

              Exhibit C of Exhibit 1:  Form of Registration Rights
                                       Agreement dated as of January 7,
                                       1993 among the Company, Buyer and
                                       certain other shareholders of the
                                       Company

              Exhibit F of Exhibit 1:  Form of Technical Cooperation
                                       Agreement dated as of December 10,
                                       1992 between the Company and Buyer


                                             SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 22, 1993

                                             MITSUBISHI OIL CO., LTD.


                                             By: /s/ Masafumi Kishi
                                                ---------------------------
                                                Name:  Masafumi Kishi
                                                Title: Managing Director


                                                                 Schedule A

         DIRECTORS AND EXECUTIVE OFFICERS OF MITSUBISHI OIL CO., LTD.


               The name, business address, title and present principal occupation of each of the directors and executive officers of Mitsubishi Oil Co., Ltd. ("Buyer") are set forth below. If no business address is given the director's or officer's business address is Buyer's address. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Buyer. All of the persons listed below are citizens of Japan.


            Name and                             Present Principal
        Business Address                             Occupation
--------------------------------       --------------------------------------

Kiyoshi Ishikawa . . . . . . . .       Director and Chairman of the Board

Kikuo Yamada . . . . . . . . . .       Director and President

Sumio Furukawa . . . . . . . . .       Director and Executive Vice President

Masakado Matsueda  . . . . . . .       Director and Executive Vice President

Shotaro Fukano . . . . . . . . .       Managing Director

Fumihiro Nakagawa  . . . . . . .       Managing Director

Nobuyuki Nakama  . . . . . . . .       Managing Director

Yoshihiko Izumitani  . . . . . .       Managing Director

Kohei Yamaguchi  . . . . . . . .       Managing Director

Masafumi Kishi . . . . . . . . .       Managing Director

Shinroku Morohashi . . . . . . .       Director

Yoichi Takashima . . . . . . . .       Director

Tadayuki Hattori . . . . . . . .       Director

Shigeru Yamada . . . . . . . . .       Director

Hiroshi Senda  . . . . . . . . .       Director

Shozo Hosomura . . . . . . . . .       Director

Masayuki Matsushita  . . . . . .       Director

Fumitoshi Nakamura . . . . . . .       Director

Osamu Iwata  . . . . . . . . . .       Director

Yoshindo Tomoi . . . . . . . . .       Director

Yoshitaka Mutoh  . . . . . . . .       Director

Katsuichi Nakamura . . . . . . .       Director

Takanori Ogino . . . . . . . . .       Director

Satoru Mochizuki . . . . . . . .       Director